Exhibit 99.1

SHARYLAND UTILITIES, L.P.

Consolidated Financial Statements

September 30, 2016

(Unaudited)

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets

(In thousands)

(Unaudited)

	September 30,	December 31,
	2016	2015
Assets
Current Assets
Cash and cash equivalents	$11,406	$35,737
Accounts receivable, net	38,657	34,356
Due from affiliates	20,153	34,317
Inventory	1,178	—
Prepayments and other current assets	3,166	4,560
Total current assets	74,560	108,970
Property, Plant and Equipment – net	1,800,570	1,615,831
Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	40,946	37,758
Total Assets	$1,917,176	$1,763,659
Liabilities and Partners’ Capital
Current Liabilities
Accounts payable and accrued liabilities	$54,549	$68,106
Current portion of financing obligation	36,013	32,006
Due to affiliates	28,367	27,085
Fair value of derivative liabilities	27	32
Current state margin tax payable	1,345	1,545
Total current liabilities	120,301	128,774
Long-Term Financing Obligation - net of Deferred Financing Costs	1,510,200	1,371,502
Long-Term Debt	152,700	166,700
Regulatory Liabilities	7,051	5,940
OPEB and Other Liabilities	6,070	8,787
Total Liabilities	1,796,322	1,681,703
Commitments and Contingencies	1,163	1,163
Partners' Capital
General partner	1,144	756
Limited partner	118,574	80,069
Accumulated other comprehensive loss	(27)	(32)
Total partners' capital	119,691	80,793
Total Liabilities and Partners' Capital	$1,917,176	$1,763,659

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenues	$75,765	$66,023	$212,227	$190,137
Operating Expenses
Distribution expense	6,153	7,193	17,843	21,784
Transmission expense	7,599	6,872	22,490	19,583
General and administrative expense	8,058	8,940	29,689	29,989
Depreciation and amortization	10,824	8,078	30,380	23,321
Total operating expenses	32,634	31,083	100,402	94,677
Operating Income	43,131	34,940	111,825	95,460
Other Expense - net
Interest expense, net	(37,731)	(31,507)	(105,015)	(91,948)
Other (expense) income, net	(69)	1,501	2,971	2,768
Tax reimbursements for contributions in aid of construction	154	180	447	716
Total other expense - net	(37,646)	(29,826)	(101,597)	(88,464)
Net Income Before Income Taxes	5,485	5,114	10,228	6,996
Income Tax Expense	397	129	1,114	1,044
Net Income	$5,088	$4,985	$9,114	$5,952

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Comprehensive Income

(In thousands)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Net income	$5,088	$4,985	$9,114	$5,952
Change in fair value of cash flow hedging instrument	78	(168)	5	(225)
Comprehensive net income	$5,166	$4,817	$9,119	$5,727

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital

Nine Months Ended September 30, 2016

(In thousands)

(Unaudited)

			Accumulated
			Other	Total
	General	Limited	Comprehensive	Partners’
	Partner	Partner	Loss	Capital
Balance at December 31, 2015	$756	$80,069	$(32)	$80,793
Partners' contributions	298	29,481	—	29,779
Net income	90	9,024	—	9,114
Change in fair value of cash flow heding instrument	—	—	5	5
Balance at September 30, 2016	$1,144	$118,574	$(27)	$119,691

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended
	September 30,
	2016	2015
Cash Flows from Operating Activities
Net income	$9,114	$5,952
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,697	21,185
Amortization of deferred costs	3,587	2,920
Allowance for funds used during contruction - equity	(2,930)	(2,549)
Changes in assets and liabilities:
Accounts receivable	(4,301)	(804)
Due from affiliates	14,164	5,312
Inventory	(1,178)	—
Prepayments and other current assets	(1,300)	(1,189)
Deferred charges - regulatory assets and liabilities	(5,929)	1,825
Accounts payable, accrued liabilities and other	(20,032)	5,673
Due to affiliates	1,282	3,280
State margin tax payable	(200)	(922)
Net cash provided by operating activities	19,974	40,683
Cash Flows from Investing Activities
Additions to electric plant	(32,860)	(109,234)
Purchase of transmission assets under construction	—	(49,740)
Net cash used in investing activities	(32,860)	(158,974)
Cash Flows from Financing Activities
Partners' contributions	29,779	59,985
Proceeds from short-term borrowing	10,000	5,000
Proceeds from short-term borrowing from affiliates	15,000	10,000
Proceeds from borrowing of long-term debt	6,000	129,200
Repayments of short-term borrowing	(10,000)	(5,000)
Repayments of short-term borrowing to affiliates	(15,000)	(3,500)
Repayments of long-term debt	(20,000)	—
Deferred financing costs	—	(5,707)
Repayments of financing obligation	(27,224)	(26,616)
Net cash (used in) provided by financing activities	(11,445)	163,362
Net (decrease) increase in cash and cash equivalents	(24,331)	45,071
Cash and cash equivalents at beginning of period	35,737	7,383
Cash and Cash Equivalents at end of period	$11,406	$52,454

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(1)	Description of Business and Summary of Significant Accounting Policies
(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) is a partnership engaged in providing regulated electric transmission and distribution delivery services to retail electric providers (REPs) serving over 53,000 electric delivery points in 29 counties throughout Texas. The Partnership’s customers are principally residential, commercial and irrigation customers located in the cities of Mission and McAllen, Texas, in the outlying areas of Hidalgo County in south Texas, in the Midland-Stanton area of west Texas, in the central Texas area around Brady, and in northeast Texas in Hunt, Collin and Fannin Counties.

The Partnership is also engaged in the transmission of electricity throughout Texas. Those transmission activities include: a 138 Kilovolt (kV) looped system 350 miles in length near Stanton; a 66 mile 345 kV transmission line located near Stanton; a 138 kV direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); a 300 mile 345 kV transmission loop in the Texas Panhandle and South Plains near Amarillo, Texas; a 55 mile 345 kV transmission line between Golden Spread Electric Co-op and the White River Station in the Texas Panhandle; and a 49 mile 345 kV transmission line from the eastern half of the North Edinburg substation to the Palmito substation in the southern region of Texas near Brownsville.

The Partnership was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas. Effective May 8, 2015, SU FERC, L.L.C., a subsidiary of the Partnership was merged with and into SULP as approved by the PUCT pursuant to Docket No. 43589. Immediately following the merger of SU FERC, L.L.C. into SULP, the Partnership created a new wholly owned subsidiary, also named SU FERC, L.L.C. On March 24, 2016, the Partnership transferred its ownership in SU FERC, L.L.C. to its General Partner.

On March 18, 2016, Hunt Power, L.P. (HP), an affiliate of the Partnership, contributed GS Project Entity, L.L.C. (GSPE) to the partners of the Partnership (Partners). The Partners contributed the interest in GSPE to the Partnership. GSPE became a wholly owned subsidiary of the Partnership. On May 6, 2016, HP also contributed CV Project Entity, L.L.C. (CVPE) to the Partners. The Partners contributed the interest in CVPE to the Partnership. CVPE became a wholly owned subsidiary of the Partnership. See Note 2.

The Partnership leases most of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) under Master Lease Agreements. See Note 3.

(b)	Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by the FERC and PUCT regulating its operations.

The Partnership accounted for the contributions of GSPE and CVPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value. Prior periods Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Partner’s Capital and Consolidated Statement of Cash Flows, have been recast in accordance with ASC Topic 805, Business Combinations.

(c)	Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP) require management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(d)	Recently Issued Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. ASU 2015-03 was effective for periods beginning after December 15, 2015 with early adoption permitted. The adoption of the new guidance was applied on a retrospective basis with each balance sheet presented reflecting the new guidance along with transitional disclosures. The adoption did change the presentation of our financial position. As a result, $187,000 and $748,000 of deferred financing costs were reclassed from deferred charges – regulatory assets - net to long-term financing obligation, less unamortized deferred financing costs on our Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015. The adoption of the new guidance did not have an impact on our results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 amended the existing accounting standard for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 is effective for periods beginning after December 15, 2018 with early adoption permitted. The new standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Partnership is currently evaluating the new guidance and has not determined the impact this standard may have on our financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Clarification of Certain Cash Receipts and Cash Payments. The objective of ASU 2016-15 is to eliminate the diversity in practice related to the classification of certain cash receipts and payments in the statement of cash flows, by adding or clarifying guidance on eight specific cash flow issues. ASU 2016-15 is effective for periods beginning after December 15, 2017 with early adoption permitted. The new standard requires a modified retrospective transition approach for all periods presented, unless deemed impracticable, in which case, prospective application is permitted. The Partnership is currently evaluating the new guidance and have not determined the impact this standard may have on our cash flows.

(2)	Acquisition

On March 18, 2016, Hunt Power, L.P. (HP), an affiliate of the Partnership, contributed all of its ownership interest in GS Project Entity, L.L.C. (GSPE) to the Partners. The Partners contributed their interests in GSPE to the Partnership. GSPE became a wholly owned subsidiary of the Partnership. The Partnership accounted for the contributions of GSPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value. As a result of this common control transaction, net income of $154,000 and $164,000 was included in the Partnership’s Consolidated Statement of Operations for the three and nine month periods ended September 30, 2015, respectively. GSPE was formed on January 6, 2015 for the purpose of financing and owning the Golden Spread 345 kV-Transmission Line Project (GS Project). The Partnership’s financial statements have been adjusted to reflect GSPE’s activities from the formation date. The approximately 55 mile transmission line connects Golden Spread Electric Co-op (GSEC) gas-fired generation facilities to the White River Station in the Texas Panhandle which is owned by SDTS.

On May 6, 2016, HP also contributed all of its ownership interest in CV Project Entity, L.L.C. (CVPE) to the Partners. The Partners contributed their interests in CVPE to the Partnership. CVPE became a wholly owned subsidiary of the Partnership. The Partnership accounted for the contributions of CVPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value. As a result of this common control transaction, net income of $764,000 and $970,000 was included in the Partnership’s Consolidated Statement of Operations for the three and nine month periods ended September 30, 2015, respectively. CVPE was formed on November 14, 2014 for the purpose of financing and owning the Cross Valley 345 kV-Transmission Line Project (CV Project). The approximately 49 mile transmission line connects the eastern half of the North Edinburg substation owned by American Electric Power (AEP) to the Palmito Station in the Texas Panhandle which is owned by SDTS. The Partnership’s financial statements have been adjusted to reflect CVPE’s activities from the formation date. The CV Project was acquired by CVPE on January 15, 2015.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(3)	Master Lease Agreements

The Partnership leases most of its Transmission and all of its Distribution (T&D) assets from SDTS, a related party, under Master Lease Agreements (MLA). Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the lease agreements, the Partnership is responsible for the maintenance and the operation of the T&D assets and for the compliance with all regulatory requirements of the PUCT, the FERC, and any other regulatory entity with jurisdiction over the T&D assets. The lease agreements obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets. The leases are subject to failed sale-leaseback accounting. See Note 4.

The MLAs, as amended, expire at various dates from December 31, 2017 through December 31, 2022. Each agreement includes annual base payments while all but one agreement includes additional payments, based on an agreed upon percentage of revenue earned by the Partnership, as defined in the lease agreements, in excess of annual specified breakpoints. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements.

The Partnership made fixed lease payments during the periods presented as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
(In thousands)
Fixed Lease Payments	$37,234	$32,525	$110,729	$96,570

The Partnership’s lease agreements include a rent validation after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership made additional fixed payments of approximately $858,000 on April 12, 2016 associated with the year ended December 31, 2015. The Partnership made additional fixed payments of approximately $2.4 million on March 31, 2015 and the Partnership received approximately $2.5 million for overpayments of variable payments associated with the year ended December 31, 2014.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the lease agreements. The Partnership was in compliance with all covenants as of September 30, 2016 and December 31, 2015.

Future minimum lease payments in accordance with these lease agreements are as follows:

(In thousands)	Total
Year Ending December 31:
2016	$38,023
2017	155,855
2018	81,673
2019	78,923
2020	65,601
Thereafter	12,145
Total future minimum lease payments	$432,220

(4)	Failed Sale Leaseback – Financing Obligation

The Partnership leases most of its T&D assets from SDTS, a related party. SDTS has legal title to such T&D assets under lease. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all MLAs, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Approximately $1.5 billion and $1.4 billion are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of September 30, 2016 and December 31, 2015, respectively. Approximately $36.0 million and $32.0 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of September 30, 2016 and December 31, 2015, respectively.

The Partnership recorded interest on failed sale-leaseback (financing) in interest expense, net as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
(In thousands)
Failed-lease back interest expense
Fixed portion of failed-leaseback interest	$28,642	$24,061	$83,195	$71,147
Variable portion of failed-leaseback interest	7,678	7,018	20,487	19,376
Failed-lease back interest expense	$36,320	$31,079	$103,682	$90,523

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounted for lease payments to the lessor as a reduction of its financing obligation. Payments made on the long-term financing obligation were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2016	2015	2016	2015
Payments on long-term financing obligation	$8,600	$8,972	$27,224	$26,616

Future payments of the financing obligation as of September 30, 2016 are as follows:

(In thousands)	Total
Year Ending December 31:
2016	$8,142
2017	37,698
2018	18,894
2019	13,660
2020	8,503
Thereafter	1,325,812
Total financing obligation	1,412,709
Less: current portion of financing obligation	(36,013)
Leased system under construction obligation	109,898
Lease deferral (Note 7)	23,793
Less: deferred financing costs	(187)
Long-term lease obligation	$1,510,200

The Partnership recorded depreciation expense related to the assets accounted for in accordance with failed sale-leaseback as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2016	2015	2016	2015
Failed-lease back depreciation expense	$8,045	$6,750	$23,238	$19,501

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(5)	Prepaids and Other Current Assets

Prepaids and other current assets at September 30, 2016 and December 31, 2015 are as follows:

	September 30,	December 31
(In thousands)	2016	2015
Field service agent for right of way acquisition	$1,627	$2,822
Other	1,539	1,738
Total Prepaids and Other Current Assets	$3,166	$4,560

(6)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at September 30, 2016 and December 31, 2015 are as follows:

	September 30,	December 31,
(In thousands)	2016	2015
Property, plant and equipment
Leased system	$1,661,331	$1,484,792
Transmission plant	262,005	—
General plant	33,238	31,485
	1,956,574	1,516,277
Construction Work in Progress:
Leased system under construction	109,898	117,064
Transmission plant under contruction	—	223,017
General plant under construction	1,858	1,182
	111,756	341,263
Other	293	293
Total Property, plant and equipment	2,068,623	1,857,833
Accumulated Depreciation - Leased system	(249,118)	(225,880)
Accumulated Depreciation - Transmission plant	(1,271)	—
Accumulated Depreciation - General plant	(17,664)	(16,122)
Property, Plant, and Equipment - net	$1,800,570	$1,615,831

See Note 2 in regards to the transmission plant.

See Note 4 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, computer hardware, software, and vehicles.

(7)Deferred Charges – Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process.  The table below provides detail of other deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Net deferred costs recoverable in future years as of September 30, 2016 and December 31, 2015 are as follows:

	September 30, 2016			December 31, 2015
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In thousands)	Amount	Amortization	Amount	Amount	Amortization	Amount
Deferred financing costs	$5,768	$(1,996)	$3,772	$5,763	(1,092)	$4,671
Deferred costs recoverable in future years
Inception operating costs	23,793	—	23,793	23,793	—	23,793
Rate case costs	9,268	(3,770)	5,498	5,471	(2,210)	3,261
Study costs	3,629	(1,471)	2,158	3,628	(994)	2,634
Transition to competition	1,964	(290)	1,674	1,963	(200)	1,763
Advanced metering costs	1,754	—	1,754	1,636	—	1,636
Transmission Cost Recovery Factor	2,297	—	2,297	—	—	—
Net Deferred Charges - Regulatory Assets	$48,473	$(7,527)	$40,946	$42,254	$(4,496)	$37,758

Deferred financing costs included in net deferred charges – regulatory assets consist of debt issuance costs incurred in connection with the construction credit agreements associated with GSPE and CVPE. These assets are classified as regulatory assets and amortized over the length of the related loan. These costs will be included in the costs to be recovered in connection with a future rate case.

The inception operating costs of approximately $23.8 million at September 30, 2016 and December 31, 2015 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. Consequently, the Partnership has recorded a corresponding liability in financing obligation.

The Partnership filed a rate case with the PUCT under Docket No. 41474 (2013 rate case) to adjust the retail delivery tariff for the Stanton, Brady, and Celeste customers. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The final order was issued January 23, 2014. The final order of the 2013 rate case addressed recovery for costs associated with the transition to competition and certain study costs. Recovery of those costs began when the new tariff went into effect on May 1, 2014. In addition to those costs, the recovery of the 2013 rate case expenses was proposed under a separate docket – PUCT Docket No. 41723.

The 2013 rate case order required the Partnership to file a rate case on or before July 1, 2016. In Docket No. 45414, the PUCT commission ordered the Partnership to file a Rate Filing Package (RFP) by April 30, 2016. The Partnership filed the RFP to adjust the retail delivery tariff for all customers under Docket No. 45414 (2016 rate case) on April 29, 2016. The application was based on the test year ended December 31, 2015. All rate case costs incurred for Docket No. 45414 are included in the regulatory assets.

On October 10,, 2016, the PUCT issued its preliminary order in the 2016 rate case. The preliminary order requires that the Partnership and SDTS amend the current application to include separate RFPs for the Partnership and SDTS. Also, the preliminary order requires the Partnership and SDTS to make its amended filing no later than January 1, 2017.  Both amended RFPs will be based on the same test year as the application filed on April 29, 2016.

Regulatory Liabilities

Regulatory liabilities represent probable future refunds associated with the over-recovery of costs from customers through the regulatory ratemaking process. As of September 30, 2016 and December 31, 2015, approximately $7.1 million and $5.9 million, respectively, are included in regulatory liabilities on the Consolidated Balance Sheets.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The carrying amount of the regulatory liabilities as of September 30, 2016 and December 31, 2015 are as follows:

	September 30,	December 31
(In thousands)	2016	2015
Postretirement benefits costs	$3,051	$3,051
Postretirement benefits collections	2,509	1,255
Estimated net removal costs	821	—
Deferred Overhead	612	—
Energy efficiency cost recovery factor	58	591
Transmission cost recovery factor	—	1,043
Regulatory liabilities	$7,051	$5,940

(8)Related-Party Transactions

The Partnership made payments associated with the lease of some of its T&D assets to SDTS of approximately $43.4 million and $129.8 million during the three and nine month periods ended September 30, 2016 respectively. The Partnership made payments associated with the lease of the T&D assets to SDTS of approximately $38.4 million and $114.9 million during the three and nine month periods ended September 30, 2015, respectively.

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment, contracted services, direct labor, materials and supervision associated with its existing asset build out on the T&D assets from SDTS of approximately $59.5 million and $179.5 million during the three and nine month periods ended September 30, 2016, respectively. The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment, contracted services, direct labor, materials and supervision associated with its existing asset build out on the T&D assets from SDTS of approximately $49.3 million and $168.4 million during the three and nine month periods ended September 30, 2015, respectively. These costs are included on the Consolidated Balance Sheet under property, plant and equipment - net as leased system.

On February 12, 2015, the Partnership received a subordinated and unsecured loan agreement of $10.0 million from Loyal Trust No. 1, a related party, which originally matured on February 12, 2016. The loan agreement was amended and restated on February 15, 2016 with all the terms superseded and established a subordinated revolving promissory note of $10.0 million that matures on December 31, 2016. The revolving promissory note accrues interest at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. The note accrues interest at the greater of the three month London Inter-Bank Offered Rate (LIBOR) plus one hundred fifteen basis points as adjusted or at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. As of September 30, 2016 and December 31, 2015, the Partnership had no amount outstanding on the subordinated note. The interest expense and fees on the subordinated note were approximately $12,000 and $33,000 during the three and nine month periods ended September 30, 2016, respectively. The interest expense and fees on the subordinated note were approximately $53,000 and $148,000 during the three and nine month periods ended September 30, 2015, respectively.

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon rates per hour and set amounts for infrastructure support. Charges for such services included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $737,000 and $2.6 million during the three and nine month periods ended September 30, 2016, respectively. Charges for such services included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $572,000 and $2.6 million during the three and nine month periods ended September 30, 2015, respectively. Accrued fees included in due to affiliates on the Partnership’s Consolidated Balance Sheets related to these charges were approximately $1.1 million and $1.0 million as of September 30, 2016 and December 31, 2015, respectively.

(9)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(10)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank, as amended on, December 10, 2014. The credit facility accrues interest on the outstanding balance at the Prime Rate. In addition to the interest on the outstanding balance, commitment fees accrue at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on May 15, 2017.

As of September 30, 2016 and December 31, 2015, the Partnership had no amount outstanding on the revolving credit facility. The interest expense and fees for the revolving credit facility were approximately $44,000 and $115,000 during the three and nine month periods ended September 30, 2016, respectively. The interest expense and fees for the revolving credit facility were approximately $32,000 and $106,000 during the three and nine month periods ended September 30, 2015, respectively.

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of September 30, 2016 and December 31, 2015, respectively.

(11)Long-Term Debt

(In thousands)	September 30, 2016			December 31, 2015
Senior secured notes - $23.5 million	$23,500	3.58%		$23,500	3.58%
Senior secured credit facilities - $106.5 million	72,000	2.27%	*	84,000	1.98%	*
Senior secured credit facilities - $84.0 million	57,200	2.27%	*	59,200	1.98%	*
Total long-term debt	152,700			166,700
Less: current portion of long-term debt	—			—
Long-term debt	$152,700			$166,700

*	Interest based on LIBOR plus an applicable margin

Senior Secured Credit Facilities – On January 15, 2015, in conjunction with the acquisition, CVPE entered into a construction-term loan agreement consisting of $106.5 million construction term loan syndicated to five banks and a $23.5 million senior secured note issued to Prudential Insurance Company of America and affiliates. The senior secured credit facilities and notes are collateralized by the CV Project.

The $106.5 million construction-term loan accrues interest at LIBOR plus 1.75% and matures on January 15, 2020. LIBOR resets at each selected interest period (one, three, or six months), at CVPE’s discretion at the current market rate. Interest is payable monthly, with a principal conversion term upon completion. The CV Project was placed in service in June 10, 2016 and the new transmission cost of service (TCOS) rate that was determined based on a rate base that included the CV Project was approved on September 22, 2016 by the PUCT. Principal conversion is expected to occur on November 30, 2016. Principal conversion must occur no later than December 31, 2016. The total outstanding construction term loan commitment, letters of credit and debt drawn cannot exceed $106.5 million. As of December 31, 2015, CVPE had $1.3 million letter of credit outstanding that was cancelled on May 25, 2016. The outstanding borrowing under the construction-term loan at September 30, 2016 and December 31, 2015 was $72.0 million and $84.0 million, respectively.

As of September 30, 2016 and December 31, 2015, CVPE had borrowings of $23.5 million under the senior secured note. The $23.5 million senior secured notes accrue interest at 3.58% per annum with interest payable quarterly and mature on January 15, 2020.

The construction-term loan agreement and senior secured notes contain certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. CVPE was in compliance with all debt covenants for the construction-term loan agreement at September 30, 2016 and December 31, 2015.

On March 31, 2015, GSPE entered into a construction-term loan agreement consisting of $84.0 million syndicated to three banks. The senior secured credit facilities are collateralized by GSPE’s assets. The $84.0 million construction-term loan accrues interest at LIBOR plus 1.75%. LIBOR resets at each selected interest period (one, two, three or six months), at GSPE’s discretion, at the current market rate. Interest is payable monthly, with a principal conversion term upon completion. The GS Project was placed in service in March 29, 2016 and the new TCOS rate that was determined based on a rate base that included the GS Project was approved on June 13, 2016 by the PUCT. Principal conversion is expected to occur on

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

October 31, 2016. Principal conversion must occur no later than December 31, 2016. The construction-term loan will mature on the third anniversary after principal conversion. The total outstanding borrowing under the construction-term loan, letters of credit and debt drawn cannot exceed $84.0 million. As of December 31, 2015, GSPE had $2.8 million letters of credit outstanding that expired on March 30, 2016. The outstanding borrowing under the construction-term loan at September 30, 2016 and December 31, 2015 was $57.2 million and $59.2 million, respectively.

The construction-term loan agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. GSPE was in compliance with all debt covenants for the construction-term loan agreement at September 30, 2016 and December 31, 2015.

Future maturities of the total long-term debt as of September 30, 2016 are as follows:

(In thousands) -	Total
Year Ending December 31:
2016	$—
2017	—
2018	—
2019	57,200
2020	95,500
Thereafter	—
$152,700

(12)	Derivative Instruments

Interest – On March 31, 2015, CVPE entered into an interest rate swap agreement that has been designated as a cash flow hedge against variable interest with Wells Fargo, a lender in the credit facility, serving as counterparty, whereby CVPE receives variable (1 month LIBOR), the qualifying benchmark rate and pays a fixed rate of 0.7185% per annum, thereby converting a portion of the construction-term loan to a fixed rate. Notional amounts reset on a monthly basis and will not exceed $35.4 million at any given time. Notional amounts were $35.4 million and $27.1 million as of September 30, 2016 and December 31, 2015, respectively.

On June 15, 2015, GSPE entered into an interest rate swap agreement that has been designated as a cash flow hedge against variable interest with DNB Capital LLC, a lender in the senior secured credit facilities, serving as counterparty, whereby GSPE receives variable (1 month LIBOR), the qualifying benchmark rate and pays a fixed rate at 0.760% per annum, thereby converting a portion of the construction-term loan to a fixed rate. Notional amounts reset on a monthly basis and will not exceed $38.1 million at any given time. Notional amounts were $38.1 million and $32.9 million as of September 30, 2016 and December 31, 2015, respectively.

The cash flow hedging instrument was recorded as a liability, with an offset to accumulated other comprehensive income to the extent the cash flow hedging instrument was effective. The cash flow hedging instrument gains and losses included in other comprehensive income were reclassified into earnings as the underlying transaction occurred. There was not cash flow hedging instrument ineffectiveness recorded during the nine month period ended September 30, 2016.

The fair value of derivative liabilities relating to interest rate swaps are as follows:

	Balance Sheet	September 30	December 31
(In thousands)	Location	2016	2015
Fair value of derivative liabilities - current	Current liabilities	$27	$32
Fair value of derivative liabilities		$27	$32

The Partnership reclassified approximately $5,000 included in other comprehensive income, during the nine month period ended September 30, 2016 to interest expense, net on the Consolidated Statement of Operations. As of September 30, 2016, unrealized derivative fair value losses of approximately $27,000 related to the cash flow hedges were recorded in accumulated other comprehensive loss in the Partnership’s Consolidated Statements of Partners’ Capital.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(13)	Transmission Cost of Service

All Transmission Service Providers (TSPs) within Electric Reliability Council of Texas (ERCOT) provide open access transmission service and the costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership is billed based on the Partnership’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August, and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by the Partnership is the product of each TSP’s monthly rate as specified in its tariff and the Partnership’s previous year’s share of the aggregate ERCOT 4CP.

Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(14)	Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs.

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. FASB guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this information is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset (liability) as these expenses are probable of future recovery.

(15)	Fair Value of Financial Instruments

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, the Partnership is required to assess the fair value of its financial instruments and disclose the level of inputs used for that estimate set forth in ASC 820.

The carrying amounts of the Partnership’s cash and cash equivalents, due to and from affiliates, and accounts payable approximate fair value due to the short-term nature of these assets and liabilities.

As of September 30, 2016 and December 31, 2015, the Partnership had approximately $129.2 million and $143.2 million, respectively, of borrowings under the construction-term loans which accrued interest under a floating rate structure. Accordingly, the carrying value of such indebtedness approximated the fair value for the amounts outstanding.

The Partnership also had borrowings totaling $23.5 million under senior secured notes with a rate of 3.58% per annum as of September 30, 2016 and December 31, 2015. The fair value of these borrowings is estimated using discounted cash flow analysis based on current market rates.

The Partnership’s derivative contracts consist of cash flow hedging instruments which are not traded on a public exchange. The fair values of the cash flow hedging instrument contracts were determined using discounted cash flow techniques. The techniques incorporate Level 2 inputs and quotes from the counterparty to interest swap contract. These market inputs were utilized in a discounted cash flows calculation considering the cash flow hedging instrument term, credit risk, notional amount and discount rate and were classified as Level 2 in the fair value hierarchy.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Financial instruments, measured at fair value as defined by ASC 820, by level within the fair value hierarchy were as follows:

	Carrying	Fair Value
(In thousands)	Value	Level 1	Level 2	Level 3
September 30, 2016
Fair value of derivative liabilities	$27	$—	$27	$—
Long-term debt	152,700	—	153,105	—

December 31, 2015
Fair value of derivative liabilities	$32	$—	$32	$—
Long-term debt	166,700	—	166,665	—

(16)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $190,000 and $595,000 during the three and nine month periods ended September 30, 2016, respectively. The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of September 30, 2016:

(In thousands)
Year Ending December 31:
2016 - Q4	$185
2017	720
2018	668
2019	619
Thereafter	—
$2,192

Regulatory proceedings

The Partnership is regulated by the PUCT. The 2013 rate case order required the Partnership to file a rate case on or before July 1, 2016. In Docket No. 45414, the PUCT commission ordered the Partnership to file an RFP by April 30, 2016. The Partnership filed the RFP to adjust the retail delivery tariff for all customers under Docket No. 45414 (2016 rate case) on April 29, 2016. The application was based on the test year ended December 31, 2015

On October 10,, 2016, the PUCT issued its preliminary order in the 2016 rate case. The preliminary order requires that the Partnership and SDTS amend the current application to include separate RFPs for the Partnership and SDTS. Also, the preliminary order requires the Partnership and SDTS to make its amended filing no later than January 1, 2017.  Both amended RFPs will be based on the same test year as the application filed on April 29, 2016.

The outcome of the Partnership’s 2016 rate case is uncertain. Recent events, including complaints from ratepayers in the Partnership’s service territory regarding the delivery rates, have placed the Partnership under heightened scrutiny and may affect the outcome of the rate case. Any such adverse determinations by the PUCT could adversely affect the Partnership’s operating results and financial condition and ability to meet its obligations.

Also, if the PUCT makes a determination that adversely affects the amount of rate base, the Partnership may need to take accounting charges that impair our assets, which could further adversely affect our results of operations, cash flows or financial condition.

In June 2016, the Partnership began having discussions with the staff of the PUCT and the Office of Public Utility Counsel regarding use of demand meters for small secondary customers. In early July, the Partnership received 13 complaints from customers stating that they had demand meters and were incorrectly charged. In mid-July, the Partnership received formal notification from the Oversight and Enforcement Division of the PUCT that an investigation was being opened to determine

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

whether the Partnership’s policy and procedures related to demand metering has been applied in accordance with PURA and 16 Texas Admin Code. The investigation is still ongoing and the outcome of the investigation could lead to refunds and/or administrative penalties which are undetermined at this point.

Contingencies

On or about January 14, 2002, the Partnership and Southwestern Public Service Company (SPS) entered into a Transmission Agent Agreement (the Contract) for SPS to obtain transmission services from Southwest Power Pool (SPP) for the Partnership. On or about December 31, 2013, the Partnership disconnected from SPP and transitioned its load to ERCOT. On or about July 3, 2014, SPS filed a lawsuit against the Partnership for allegedly breaching the Contract. In the lawsuit, SPS claims the Partnership owes it approximately $2.9 million in pass-through fees associated with services allegedly provided during the 2014 calendar year. SPS simultaneously filed an action with FERC, asking FERC to waive all the Partnership’s fees incurred after the Partnership moved to ERCOT. The FERC proceeding denied SPS’s request for a waiver of the fees. In August 2015, the trial court entered an order placing the case on an active docket. The parties continue to exchange discovery and are scheduled for mediation on November 9, 2016. Trial is currently scheduled for January 17, 2017. The ultimate outcome may vary pending further discovery.

As of September 30, 2016 and December 31, 2015, accrued amounts for legal proceedings of approximately $1.2 million are included in commitment and contingencies on the Partnership’s Consolidated Balance Sheets.

(17)	Supplemental Cash Flow Information

Supplemental cash flow information and non-cash investment and financing activities for the nine month periods ended September 30 are as follows:

(In thousands)	2016	2015
Supplemental cash flow information
Cash paid for interest	$103,414	$88,702
Cash paid for margin taxes	1,315	1,970
Non-cash investing and financing activities
Non-cash right of way additions to property, plant and equipment	2,694	—
Noncash financing obligation incurred	169,374	124,055
Change in accrued additions to property, plant and equipment	3,758	11,245
Allowance for funds used during contruction - debt	2,989	1,403

(18)	Subsequent Events

On October 13, 2016, the Partnership drew $2.0 million under its subordinated note with Royal Trust No. 1. The subordinated note accrues interest on the outstanding balance at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually.

The Partnership has evaluated subsequent events from the Balance Sheets date through October 28, 2016, the date at which the Financial Statements were made available to be issued, and determined there are no other items to disclose.

(Continued)